

07052133

AR/S
P.E.
12-31-06

RECD S.E.C.
APR 2 5 2007
1086

PROCESSED
MAY 0 1 2007
THOMSON
FINANCIAL



SBT *Bancorp* INC

ANNUAL REPORT 2006



SBT *Bancorp*

April 12, 2007

Dear Fellow Shareholders:

2006 was a difficult year for us resulting in a disappointing earnings performance. The Bank's earnings performance suffered principally from two causes: the expense burden associated with our two new branches and the difficult interest rate environment. We remain challenged by both of these realities as of the writing of this letter. Nevertheless, we are pleased to report progress in our efforts to manage through this difficult operating environment and remain very optimistic about your Bank's future. The strategic decision to expand our franchise to neighboring towns created the most complete and convenient branch system serving the northern part of the Farmington Valley. This infrastructure combined with our commitment to doing what is necessary to build ever more mutually meaningful partnerships with our customers provide an outstanding platform for future growth.

2006 Performance

Some industry observers have characterized the current banking climate as "the perfect storm." We would agree with this characterization. During the past several years, banking industry deposit growth has slowed as consumers and businesses shifted to other savings and investment options such as stocks, mutual funds and real estate. This led to intensified rate competition among banks for deposits. In our local markets, the intense competition has been heightened by the addition since 2004 of six new bank and credit union branches in the five towns we serve. To this competitive landscape, add a difficult interest rate environment. The inversion of the interest rate yield curve last year, which continues, has put extreme pressure on bank interest rate margins. The pressure has been greatest for banks like yours which serve consumer demand for longer term fixed rate loans while our deposit base, like most banks, reflects shorter term interest rates. Although the Federal Reserve last raised the Fed Funds target rate in June, 2006, long-term interest rates have remained lower than short term rates for several quarters.

These interest rate market conditions caused a 22 basis point decline in our net interest margin in 2006 from 2005. By year end, we were pleased to have stabilized the margin. However, we sacrificed deposit growth to achieve this outcome as we generally did not match the relatively high "special" rates on CDs and savings deposits offered by many of our competitors.

The other major contributor to our earnings decline was the operating expense increase related to our Canton and Bloomfield branches which opened in late 2005 and mid 2006, respectively. We anticipated an earnings decline with the opening of the branches as it typically takes several years for a de novo branch to achieve profitability. However, our decision to sacrifice deposit growth in favor of net interest margin stability and the resulting benefit to earnings caused a

slower growth of the new branches than anticipated. The combination of these factors is reflected in the spike in our efficiency ratio.



Our principal sources of revenue remain interest rate spread, fee income related to bank and investment services, and gains on loan sales. Revenues increased only 0.5% in 2006, after posting strong 9.9% and 6.4% increases in 2005 and 2004, respectively. The principal reasons for the flat revenues were a modest 0.9% decline in net interest income (8.9% and 7.4% increases in 2005 and 2004, respectively) due to the net interest margin pressure discussed above offset by a 17.1% growth in noninterest income (16.9% and 1.3% increases in 2005 and 2004, respectively) driven by growth of our investment services commissions revenue. We made a significant investment in our investment services capacity in 2006 and it showed strong returns as commission revenue almost doubled and our bankers dramatically increased their introduction of our banking customers to our investment professionals.

Key indicators of future growth include the growth of customer deposit accounts and continued strong increases in our business and consumer customers using our state-of-the-art online banking capabilities. The number of deposit accounts increased 6.3% (10.9% and 2.3% in 2005 and 2004, respectively) and the number of online customers increased 15.2% (27.6% and 32.5% in 2005 and 2004, respectively) while the number of customers using online bill pay increased by 29.2% (33.4% and 29.8% in 2005 and 2004, respectively). We will continue to remain focused on expanding our existing customer relationships with both banking and investment services and attracting new customers.



Turning to our balance sheet, net loans grew 6.7% (3.2% and 7.7% in 2005 and 2004, respectively) led by strong 7.4% growth in consumer loans spurred by demand for fixed rate home equity loans. Commercial loans increased 4.0% as commercial real estate related lending growth moderated. Our loan mix is approximately 75% consumer and 25% commercial and we



continue to focus on increasing the proportion of commercial loans in the mix. Another focus, given the difficult interest rate environment, is to increase our Prime rate based loans, both consumer and commercial. Our credit quality remains outstanding and we intend to keep it that way.

Deposits increased only 3.8% (4.4% and 6.4% in 2005 and 2004, respectively) due to our decision, described above, to

favor a deposit mix that would enhance our net interest margin and earnings rather than to match the aggressive rate competition in the market. Our deposit growth focus remains business and consumer transaction deposits and we plan to enhance our business cash management services this year.

The Bank's capital position remains strong. We remain "well capitalized" as defined by the regulations issued by the FDIC.







As you know, we announced a share buyback program last year. To date, we have not made any stock purchases under this program. As such, changes in our outstanding shares related only to normal exercise of stock options. Our decline in earning per share, therefore, is due almost entirely to our earnings decline.

Looking Forward

We look forward with a confidence rooted in the strength of our people, our capacity and capabilities, and our market area.

In last year's annual report letter, we wrote about our efforts to renew our commitment to customer service excellence. Last year's work culminated with the creation of a document entitled "Who We Are" which is posted on our website and printed in this report. Written by our employees, this statement captures our history, our spirit and the key themes of our definition of customer service. The core of this statement and the core of our approach to business is people building trusted relationships with people. During 2007 and beyond, we will work hard to look at the way we do business to ensure that it is consistent with our commitment to being available when, where and how our customers want; to being reliable in accurately handling all matters with our customers; to being knowledgeable and informed and prepared to offer advice when our customers welcome help; and to being a trusted partner in fulfilling our customers' banking and investment needs.

Our capacity to serve our customers was enhanced in many ways in 2006. New team members brought us additional investment, commercial and retail banking experience. The opening of our Bloomfield and Canton branches provided an east-west axis of convenience and accessibility to our existing north-south axis. Our renovated website, launched in early 2007, provides much more information to help our customers with their banking and investment needs and is organized to make that information more accessible. As we shared with you in our third quarter report, according to the annual FDIC deposit survey, your bank is now the largest in Simsbury.

This achievement is recognition that our approach to banking can result in a leading market share across our franchise area.

Our market area is attractive for the kind of personal and business banking and investment services in which we specialize. While cyclical economic expansions and contractions are inevitable, and bring with them challenges, this region enjoys a fortunate mix of a well educated workforce, a diverse base of businesses, outstanding cultural treasures, and a strong quality of life. This market has above average wealth and people need help managing their wealth. Our growing investment services business is testament to the fact that many in our market area welcome the convenience of working with banking and investment professionals from the same institution. In 2007, we intend to focus on building our reputation as a specialist in saving for retirement and creating retirement income management plans that will see our customers securely through their retirement years.

As noted above, we will continue to focus our deposit gathering and lending energy on segments of the market that are most likely to contribute to earnings growth in this difficult interest rate environment. We intend also to focus on fee generating services. In addition to investment services, we plan to introduce several deposit related products this year that should enhance our fee income and our ability to attract deposits most beneficial to us.

We appreciate your support and look forward to continuing to help our customers achieve their life goals by being their banking and investment partner of choice.

Sincerely,



Martin J. Geitz
President & Chief Executive Officer



Lincoln S. Young
Chairman of the Board of Directors

WHO WE ARE

When The Simsbury Bank & Trust opened its doors in the spring of 1995, its mission, to fulfill the need for a bank that focused on personal customer service and the community it served, began. Over the years the Bank has expanded its communities, products, services and distribution channels to address customers' changing needs while keeping true to valued traditions. The Bank's ongoing goal is to continue to be the local, friendly, people-oriented bank committed to serving customers through the spirit and professional care provided by its employees.

One of the characteristics that truly fueled the Bank's initial success was the employee spirit. The passion, pride, ownership, and accountability to each other, the customers, and the Bank as a whole set the Bank apart. All Bank employees must continue to embrace new challenges and professional development through education and understanding of ever-changing technology. By doing so, with everyone working together, the Bank can continue its roles as problem solver and advisor providing unmatched personal banking, innovative products and customized services.

It is in the day-to-day service, however, that the Bank's success is measured. Every day the Bank must build upon and strengthen its core values by doing the fundamental things exceptionally well: providing accuracy and being available to the people; giving personalized service that is thorough in its approach, timely in its delivery, and consistently applied; striving to be accessible when, where and how the customer needs to be served; providing the best possible experience and advice for customers by partnerships developed through open communication, mutual trust and a personalized awareness and appreciation of their needs.

Every Simsbury Bank employee must continue to be conscientious of the impact that his or her actions have on every customer's experience every day. How this work is performed, financial services enhanced, and the commitment to customers and communities strengthened, is key to The Simsbury Bank's vision and future success.

...We are The Simsbury Bank staff, management team and board members.
(Written by employees based on Bank-wide customer service excellence initiatives; reviewed and edited by all.)

Selected Financial and Other Data

	At 12/31/06	At 12/31/05	At 12/31/04
Balance Sheet Data:			
Total assets	$217,046,550	$209,544,654	$202,154,436
Loans, net	155,512,835	145,805,738	141,229,419
Investment securities	38,485,046	41,196,740	39,448,449
Federal funds sold and other interest earning deposits	4,944,524	6,833,970	10,010,972
Deposits	198,402,158	191,115,680	183,132,283
Stockholders' equity	16,119,064	15,375,598	14,255,257

	For the Year Ended 12/31/06	For the Year Ended 12/31/05	For the Year Ended 12/31/04
Statement of Income Data:			
Total interest and dividend income	$11,135,620	$9,759,483	$8,670,263
Total interest expense	3,596,887	2,126,399	1,662,982
Net interest and dividend income	7,538,733	7,633,084	7,007,281
Provision for loan losses	0	30,000	25,000
Net interest and dividend income after-provision for loan losses	7,538,733	7,603,084	6,982,281
Gains on loans sold, net	3,977	61,222	44,726
Other noninterest income	1,152,262	983,637	841,702
Noninterest expense	7,679,952	6,128,848	5,186,427
Income tax expense	298,087	845,418	904,032
Net income	716,933	1,673,677	1,778,250
Earnings per common share	$0.85	$2.00	$2.17
Earnings per common share, assuming dilution	$0.84	$1.96	$2.10
Other Data:			
Net interest spread	3.44%	3.80%	3.66%
Net interest margin	3.84%	4.06%	3.85%
Return on average assets	0.34%	0.83%	0.92%
Return on average stockholders' equity	4.52%	11.19%	13.17%
Average stockholders' equity to average assets	7.49%	7.45%	6.99%

Forward Looking Statements

When used in this Annual Report or any press release, public announcement or filing, the words "intends," "expects," "plans," "estimates," "projects," "believes," "anticipates" and similar expressions are intended to identify forward-looking statements. The Company (defined below) has made and may continue to make various forward-looking statements with respect to earnings, credit quality and other financial and business matters for periods subsequent to December 31, 2006. All statements, other than statements of historical facts, are forward-looking statements. The Bank (defined below) cautions that these forward-looking statements are not guarantees of future performance and are subject to numerous assumptions, risks and uncertainties, and that statements relating to subsequent periods are subject to greater uncertainty because of the increased likelihood of changes in underlying factors and assumptions. Actual results could differ materially from forward-looking statements. In addition to those factors previously disclosed by the Bank and those factors identified elsewhere herein, the following factors could cause actual results to differ materially from such forward-looking statements: competitive pressures on loan and deposit product pricing; other actions of competitors; changes in economic conditions; the extent and timing of actions of the Federal Reserve Board; customer deposit disintermediation; changes in customers' acceptance of the Bank's products and services; and the extent and timing of legislative and regulatory actions and reforms.

Please do not rely unduly on any forward-looking statement, as such statements speak only as of the date made and the Bank undertakes no obligation to revise or update such statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events or circumstances.

General

This discussion is designed to assist you in better understanding the Company's financial condition, results of operations, liquidity and capital resources and any significant changes and trends related thereto. This discussion should be read in conjunction with the Company's financial statements.

SBT Bancorp, Inc. (the "Company") is the holding company for The Simsbury Bank & Trust Company, Inc. (the "Bank"). The Company's only business is its investment in the Bank, which is a community oriented financial institution providing a variety of banking and investment services.

The Bank was incorporated on April 28, 1992 and commenced operations as a Connecticut chartered bank on March 31, 1995. The Bank's deposit accounts are insured under the Federal Deposit Insurance Act, up to the maximum applicable limits thereof. The Bank is not a member of the Federal Reserve System. The Bank's main office and its corporate offices are located in the town of Simsbury, Connecticut. The Bank has branch offices in the towns of Granby, Avon, Canton and Bloomfield, Connecticut. Simsbury has a population of more than 23,000. The aggregate population for the Bank's market area is 75,000, comprised of approximately 29,000 households. The Bank's customer base consists primarily of individual consumers and small businesses in the Farmington Valley of Connecticut. The Bank has in excess of 20,200 deposit accounts.

The Bank offers a full range of banking services including commercial loans, term real estate loans, construction loans, SBA loans and a variety of consumer loans; checking, savings, certificates of deposit and money market deposit accounts; and travelers' checks, safe deposit and other customary non-deposit banking services. As of December 31, 2006, approximately 75% of the Bank's loans were secured by residential property located in Connecticut. The Bank has two ATMs at its main office and one ATM at each of its branch locations. The ATMs generate activity fees based upon utilization by other banks' customers. The Bank does not have a trust department. The Bank offers investment products to customers through SBT Investment Services, Inc., a wholly-owned subsidiary of the Bank, and through its affiliation with the securities broker/dealer Infinex Financial Services.

The deposit growth experienced during the Bank's first eleven years of operation continued during 2006. Deposits increased by $7.3 million (3.8%) in 2006, compared to $8.0 million growth during 2005. Total assets ended the year at $217.0 million, an increase of $7.5 million (3.6%) over $209.5 million at year-end 2005. The Bank's loan portfolio also grew, increasing by $9.7 million (6.6%) to end the year at $157.2 million. The Bank's loan-to-deposit ratio, an important determinant of net interest income, increased to 79% at year-end 2006, compared to 77% at year-end 2005.

Net income of $716,933 ($0.85 per common share) for the year ended December 31, 2006 was a 57% decrease from the net income of $1,673,677 ($2.00 per common share) reported for the year ended December 31, 2005, and a 60% decrease from the net income of $1,778,250 ($2.17 per common share) reported for the year ended December 31, 2004.

Results of Operations for the Years Ended December 31, 2006, 2005 and 2004.

Net Interest Income and Net Interest Margin

The Bank's earnings depend largely upon the difference between the income received from its loan portfolio and investment securities and the interest paid on its liabilities, mainly interest paid on deposits. This difference is "net interest income." The net interest income, when expressed as a percentage of average total interest-earning assets, is referred to as the net interest margin. The Bank's net interest income is affected by the change in the level and the mix of interest-earning assets and interest-bearing liabilities, referred to as volume changes. The Bank's net interest margin is also affected by changes in yields earned on assets and rates paid on liabilities, referred to as rate changes. Interest rates charged on the Bank's loans are affected principally by the demand for such loans, the supply of money available for lending purposes and competitive factors. These factors are in turn affected by general economic conditions and other factors beyond the Bank's control, such as federal economic policies, the general supply of money in the economy, legislative tax policies, governmental budgetary matters, and the actions of the Federal Reserve.

Net interest and dividend income, which totaled $7,538,733 in 2006, decreased for the first time in 2006 since the Bank began operations in March of 1995. The main reason for this decrease was the interest rate environment that was prevalent during most of 2006. Earning assets have grown from $30 million on December 31, 1995 to over $194 million at December 31, 2005 and to almost $200 million at December 31, 2006, a growth rate of 3.1% over the past year and a 24% growth rate over the last four years. The Bank's net interest spread and net interest margin decreased to 3.44% and 3.84% during 2006 as compared to 3.80% and 4.06% during 2005. This was primarily due to the unusual interest rate environment that was prevalent during the year. This environment was characterized by interest rates that were higher in the short term than they were in the long term. This made it necessary for the Bank to pay more for shorter term time deposits than it would have in a more normal interest rate climate.

The following table presents the average amounts outstanding for the major categories of the Bank's interest-earning assets and interest-bearing liabilities and the average interest rates earned or paid thereon for the years ended December 31, 2006, 2005 and 2004.

NET INTEREST INCOME
(Dollars in thousands)

	For the Year Ended 12/31/06		
	Average Balance	(1) Interest	Yield
Federal funds sold and overnight deposits	$ 4,348	$ 216	4.97%
Investments (1)	43,776	1,983	4.53
Mortgage loans	77,038	4,174	5.42
Commercial loans	36,727	2,594	7.06
Consumer loans	37,920	2,296	6.05
Term federal funds sold	137	6	4.38
Total loans	151,822	9,070	5.97
Total interest-earning assets	$199,946	$11,269	5.64%
NOW deposits	$ 25,951	$ 26	0.10%
Savings deposits	61,444	558	0.91
Time deposits	72,271	2,878	3.98
Total interest-bearing deposits	159,666	3,462	2.17
Securities sold under agreements to repurchase	1,903	41	2.15
Federal Home Loan Bank advances	1,763	94	5.33
Total interest-bearing liabilities	$163,332	$3,597	2.20%
Net interest income		$ 7,672	
Net interest spread			3.44%
Net interest margin			3.84%

	For the Year Ended 12/31/05		
	Average Balance	(1) Interest	Yield
Federal funds sold and overnight deposits	$ 5,267	$ 169	3.21%
Investments (1)	40,636	1,628	4.01
Mortgage loans	80,376	4,364	5.43
Commercial loans	32,893	2,108	6.41
Consumer loans	30,938	1,579	5.10
Term federal funds sold	542	14	2.58
Total loans	144,749	8,065	5.57
Total interest-earning assets	$190,652	$9,862	5.17%
NOW deposits	$ 26,721	$ 27	0.10%
Savings deposits	73,994	597	0.81
Time deposits	51,684	1,427	2.76
Total interest-bearing deposits	152,399	2,051	1.35
Securities sold under agreements to repurchase	2,007	32	1.59
Federal Home Loan Bank advances	1,201	44	3.66
Total interest-bearing liabilities	$155,607	$2,127	1.37%
Net interest income		$7,735	
Net interest spread			3.80%
Net interest margin			4.06%

NET INTEREST INCOME
(Dollars in thousands)

	For the Year Ended 12/31/04		
	Average Balance	(1) Interest	Yield
Federal funds sold and overnight deposits	$ 11,191	$ 139	1.24%
Investments (1)	39,603	1,478	3.73
Mortgage loans	83,349	4,619	5.54
Commercial loans	24,091	1,368	5.68
Consumer loans	25,560	1,161	4.54
Term federal funds sold	719	8	1.11
Total loans	133,719	7,156	5.35
Total interest-earning assets	$184,513	$8,773	4.75%
NOW deposits	$ 27,514	$ 27	0.10%
Savings deposits	78,462	635	0.81
Time deposits	44,070	963	2.19
Total interest-bearing deposits	150,046	1,625	1.08
Securities sold under agreements to repurchase	2,889	38	1.32
Federal Home Loan Bank advances	5	-	-
Total interest-bearing liabilities	$152,940	$1,663	1.09%
Net interest income		$7,110	
Net interest spread			3.66%
Net interest margin			3.85%

(1) On a fully taxable equivalent basis based on a tax rate of 38.95%. Interest income on investments includes a fully taxable equivalent adjustment of $133,000 in 2006, $103,000 in 2005 and $103,000 in 2004.

The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionally based on the changes due to rate and the changes due to volume.

	Year Ended December 31, 2006 Compared to Year Ended December 31, 2005			Year Ended December 31, 2005 Compared to Year Ended December 31, 2004		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
			(In thousands)			
Interest and dividend income:						
Federal funds sold and overnight deposits	$ 69	$(22)	$ 47	$ 45	$(15)	$ 30
Investments	223	132	355	111	39	150
Loans	599	406	1,005	303	606	909
Total interest-earning assets	891	516	1,407	459	630	1,089
Interest expense:						
NOW deposits	0	(1)	(1)	0	0	0
Savings deposits	111	(150)	(39)	(2)	(36)	(38)
Time deposits	763	688	1,451	280	184	464
Total interest-bearing deposits	874	537	1,411	278	148	426
Securities sold under agreements to repurchase	11	(2)	9	14	(20)	(6)
FHLB advances	25	25	50	44	0	44
Total interest-bearing liabilities	910	560	1,470	336	128	464
Net change in interest income	$(19)	$(44)	$ (63)	$123	$502	$625

Provision for Loan Losses

Provisions for loan losses are charged to earnings to bring the total allowance for loan losses to a level deemed appropriate by the Bank's management ("Management") based on such factors as historical experience, the volume and type of lending conducted by the Bank, the amount of non-performing loans, regulatory policies, generally accepted accounting principles, general economic conditions, and other factors related to the collectability of loans in the Bank's portfolio.

Each month the Bank reviews the allowance for loan losses and makes additional provisions to the allowance, as needed. For the year ended December 31, 2006, the allowance was decreased by $21,204, net of charge-offs and recoveries. The total allowance for loan losses at December 31, 2006 was $1,698,329 or 1.08% of outstanding loans. This compares with a total allowance for loan losses of $1,719,533 at year-end 2005, which represented 1.16% of outstanding loans. With the exclusion of loans to financial institutions (term federal funds sold), this ratio was 1.08% at year-end 2006 and 1.18% at year-end 2005. During 2006, the Bank charged-off five loans for a total of $21,308. The Bank recovered one loan for $104 during 2006. During 2005, the Bank charged-off four loans for a total of $12,476. The Bank recovered one loan for $94 during 2005. Management believes the allowance for loan losses is adequate.

Noninterest Income and Noninterest Expense

The following table sets forth the various components of the Bank's noninterest income and noninterest expense for the years ended December 31, 2006, 2005 and 2004.

NONINTEREST INCOME

	For Year Ended 12/31/06	% of Total	For Year Ended 12/31/05	% of Total	For Year Ended 12/31/04	% of Total
Service charges on deposit accounts	$ 336,664	29.1%	$ 313,746	30.0%	$ 331,374	37.4%
Safe deposit fees	74,039	6.4	64,819	6.2	61,475	6.9
Business manager income	129,232	11.2	127,157	12.2	118,768	13.4
Gain on loans sold, net	3,977	0.3	61,222	5.9	44,726	5.0
Other income	612,327	53.0	477,915	45.7	330,085	37.3
Total	$1,156,239	100.0%	$1,044,859	100.0%	$886,428	100.0%

NONINTEREST EXPENSE

	For Year Ended 12/31/06	% of Total	For Year Ended 12/31/05	% of Total	For Year Ended 12/31/04	% of Total
Salaries and employee benefits	$4,036,284	52.6%	$3,114,881	50.8%	$2,716,535	52.4%
Occupancy expense	1,028,280	13.4	753,452	12.3	682,675	13.1
Equipment expense	324,683	4.2	211,354	3.4	222,383	4.3
Forms and supplies	209,355	2.7	163,881	2.7	133,127	2.6
Advertising and promotions	346,677	4.5	350,690	5.7	215,689	4.2
Professional fees	364,181	4.7	328,850	5.4	164,031	3.2
Insurance	75,023	1.0	78,757	1.3	74,591	1.4
Loan expenses	120,846	1.6	85,142	1.4	109,795	2.1
Telephone and postage	147,885	1.9	138,457	2.3	118,787	2.3
Other expenses	1,026,738	13.4	903,384	14.7	748,814	14.4
Total	$7,679,952	100.0%	$6,128,848	100.0%	$5,186,427	100.0%

Noninterest income for the twelve months ended December 31, 2006 was $1,156,239, an increase of over $111,000 from the twelve months ended December 31, 2005. The 2006 increase was due primarily to the increases in service charges on deposit accounts, safe deposit fees, and other income offset by a decrease in gains on loans sold. The Bank continued to sell residential mortgage loans with thirty year maturities during 2006 resulting in gains of $3,977. The Bank sold loans resulting in gains of $61,222 during 2005. The increase in service charges on deposit accounts was primarily due to an increase in overdraft fees collected. The Bank collected approximately $214,000 in these charges during 2006 compared to approximately $205,000 collected during 2005. At December 31, 2006, the Bank had over 20,200 deposit accounts, 1,200 or 6% more than the approximately 19,000 accounts at year-end 2005 and 3,100 or 18% more than the approximately 17,100 accounts at year-end 2004. The increase in other income during 2006 is primarily due to an increase in other fees received related to ATM and point of sales transactions, an increase in income from bank-owned life insurance and an increase in investment services fees and commissions. The Bank did not sell any investment securities during 2006 or 2005.

Noninterest expense for the year ended December 31, 2006 was $7,679,952, an increase of $1,551,104 or 25%, over 2005. Noninterest expense for the year ended December 31, 2005 was $6,128,848. This compares to an increase of 18% from 2004 to 2005 in noninterest expense. The largest increases occurred in salaries and benefits, occupancy expense, equipment expense and professional fees. The increases in 2006 were primarily related to the addition of our fourth and fifth full-service branches and the Bank's continued efforts to promote itself as the bank of choice in the Farmington Valley of Connecticut. Other factors in this increase are expenses related to compliance with new regulatory requirements and the formation of a bank holding company.

Salaries and employee benefits comprised 53% of total noninterest expense during 2006, as compared to 51% in 2005. Other major categories during 2006 included occupancy expense and equipment expense at approximately 13% and 4%, respectively, advertising and promotions at approximately 5%, and professional fees at approximately 5%. Other major categories in 2005 also included occupancy and equipment expenses at approximately 12% and 3%, respectively. The largest components of other expenses, totaling $1,026,738 in 2006 and $903,384 in 2005, consisted of correspondent banking charges and software costs.

Financial Condition at Years Ended December 31, 2006, 2005 and 2004

The following table sets forth the average balances of each principal category of the Bank's assets, liabilities and capital accounts for the years ended December 31, 2006, 2005 and 2004.

Distribution of Assets, Liabilities and Stockholders' Equity
(Dollars in thousands)

	For the Year Ended 12/31/06		For the Year Ended 12/31/05		For the Year Ended 12/31/04	
	Average Balance	Percent of Total Assets	Average Balance	Percent of Total Assets	Average Balance	Percent of Total Assets
Assets						
Cash and due from banks	$ 6,511	3.1%	$ 6,195	3.1%	$ 5,516	2.9%
Investment securities	43,776	20.7	40,636	20.2	39,603	20.5
Federal funds sold and overnight Deposits	4,348	2.1	5,267	2.6	11,191	5.8
Loans, net	150,102	71.0	143,385	71.4	132,008	68.3
Premises and equipment	1,309	0.6	570	0.3	508	0.2
Accrued interest and other assets	5,462	2.5	4,872	2.4	4,479	2.3
Total assets	$211,508	100.0%	$200,925	100.0%	$193,305	100.0%
Liabilities and Stockholders' Equity						
Deposits						
Demand and NOW deposits	$ 57,982	27.4%	$ 56,639	28.2%	$ 53,762	27.8%
Savings deposits	61,444	29.1	73,994	36.8	78,462	40.6
Time deposits	72,271	34.1	51,684	25.7	44,070	22.8
Total deposits	191,697	90.6	182,317	90.7	176,294	91.2
Accrued interest and other liabilities	3,964	1.9	3,648	1.8	3,507	1.8
Total liabilities	195,661	92.5	185,965	92.5	179,801	93.0
Stockholders' equity:						
Common stock	8,555	4.1	8,397	4.2	8,197	4.3
Retained earnings and other comprehensive income	7,292	3.4	6,563	3.3	5,307	2.7
Total stockholders' equity	15,847	7.5	14,960	7.5	13,504	7.0
Total liabilities and stockholders' equity	$211,508	100.0%	$200,925	100.0%	$193,305	100.0%

Investment Portfolio

In order to maintain a reserve of readily marketable assets to meet the Bank's liquidity and loan requirements, the Bank purchases United States Treasury securities and other investments. Sales of "federal funds" (short-term loans to other banks) are regularly utilized. Placement of funds in certificates of deposit with other financial institutions may be made as alternative investments pending utilization of funds for loans or other purposes.

Securities may be pledged to meet security requirements imposed as a condition for receipt of deposits of public funds and repurchase agreements. At December 31, 2006, the Bank had fourteen securities with a carrying value totaling $5,421,325 pledged for such purposes.

As of December 31, 2006, the Bank's investment portfolio consisted of U.S. government and agency securities and preferred stocks, mortgage-backed securities, corporate bonds, municipal securities, and money market mutual funds. The Bank's policy is to stagger the maturities of its investments to meet overall liquidity requirements of the Bank. The Bank's current policy is to invest only in securities with average maturities of less than ten years.

The following table summarizes the amounts and distribution of the Bank's investment securities held as of December 31, 2006, 2005, and 2004.

INVESTMENT PORTFOLIO
(Dollars in thousands)

	December 31, 2006		
	Amortized Cost	**Fair Value**	**Yield**
AVAILABLE-FOR-SALE SECURITIES			
U.S. Government and Agency securities			
Due within one year	$ 7,076	$ 7,016	3.45%
Due after one to five years	10,750	10,646	4.41
Total U.S. Government and Agency securities	17,826	17,662	4.03
State and Municipal securities			
Due after one to five years	2,261	2,261	4.31
Due after five to ten years	1,724	1,833	5.43
Total State and Municipal securities	3,985	4,094	4.79
Corporate debt securities			
Due after one to five years	475	465	3.30
Total Corporate debt securities	475	465	3.30
Mortgage-backed securities			
WARM* within one year	7,851	7,698	4.63
WARM* after one to five years	6,261	6,142	4.67
Total Mortgage-backed securities	14,112	13,840	4.65
Preferred stocks	2,000	1,756	4.18
Total Available-for-sale securities	$ 38,398	$ 37,817	4.29%

* - Weighted-Average Remaining Maturity

	December 31, 2005		
	Amortized Cost	**Fair Value**	**Yield**
AVAILABLE-FOR-SALE SECURITIES			
U.S. Government and Agency securities			
Due within one year	$ 4,500	$ 4,431	2.65%
Due after one to five years	13,326	13,048	3.62
Total U.S. Government and Agency securities	17,826	17,479	3.38
State and Municipal securities			
Due within one year	1,000	998	2.80
Due after one to five years	1,937	1,950	4.14
Due after five to ten years	1,821	1,949	5.38
Due after ten years	232	250	5.60
Total State and Municipal securities	4,990	5,147	4.39
Corporate debt securities			
Due after one to five years	475	459	3.30
Total Corporate debt securities	475	459	3.30
Mortgage-backed securities			
WARM* within one year	3,977	3,944	4.96
WARM* after one to five years	11,846	11,522	4.46
WARM* after five to ten years	26	25	6.30
Total Mortgage-backed securities	15,849	15,491	4.59
Preferred stocks	2,000	1,655	2.84
Total Available-for-sale securities	$ 41,140	$ 40,231	4.22%

* - Weighted-Average Remaining Maturity

INVESTMENT PORTFOLIO
(Dollars in thousands)

	December 31, 2004		
	Amortized Cost	Fair Value	Yield
AVAILABLE-FOR-SALE SECURITIES			
U.S. Government and Agency securities			
Due within one year	$ 2,300	$ 2,308	4.00%
Due after one to five years	12,495	12,379	3.00
Total U.S. Government and Agency securities	14,795	14,687	3.15
State and Municipal securities			
Due after one to five years	2,278	2,369	4.28
Due after five to ten years	1,820	2,013	5.38
Due after ten years	232	253	5.60
Total State and Municipal securities	4,330	4,635	4.81
Corporate debt securities			
Due within one year	500	500	3.85
Due after one to five years	475	467	3.30
Total Corporate debt securities	975	967	3.58
Mortgage-backed securities			
WARM* within one year	1,605	1,642	5.99
WARM* after one to five years	15,063	14,989	4.50
WARM* after five to ten years	41	40	6.30
Total Mortgage-backed securities	16,709	16,671	4.65
Preferred stocks	2,000	1,523	1.53
Total Available-for-sale securities	$ 38,809	$ 38,483	3.91%

* - Weighted-Average Remaining Maturity

Loan Portfolio

General The following table presents the Bank's loan portfolio as of December 31, 2006, 2005 and 2004.

LOAN PORTFOLIO
(Dollars in thousands)

	December 31, 2006		December 31, 2005		December 31, 2004	
	Balance	% Total Loans	Balance	% Total Loans	Balance	% Total Loans
Commercial, financial and agricultural *	$ 10,947	7.0%	$ 11,386	7.7%	$ 14,089	9.9%
Real estate – construction and land development	11,113	7.1	9,037	6.1	6,954	4.9
Real estate – residential	106,375	67.7	96,459	65.5	97,646	68.4
Real estate – commercial	15,974	10.2	16,101	10.9	11,197	7.8
Municipal	987	0.6	987	0.7	1,015	0.7
Consumer	11,582	7.4	13,381	9.1	11,850	8.3
Total loans	156,978	100.0%	147,351	100.0%	142,751	100.0%
Allowance for loan losses	(1,698)		(1,720)		(1,702)	
Deferred costs, net	233		175		180	
Net Loans	$155,513		$145,806		$141,229	

* - Includes Term federal funds sold of $0 at 12/31/2006, $2,000,000 at 12/31/2005 and $4,000,000 at 12/31/2004.

The Bank's commercial loans are made for the purpose of providing working capital, financing the purchase of equipment or for other business purposes. Such loans include loans with maturities ranging from thirty days to one year and "term loans" which are loans with maturities normally ranging from one to twenty-five years. Short-term business loans are generally intended to finance current transactions and typically provide for periodic principal payments, with interest payable monthly. Term loans normally provide for fixed or floating interest rates, with monthly payments of both principal and interest.

The Bank's construction loans are primarily interim loans made to finance the construction of commercial and single family residential property. These loans are typically short-term. The Bank generally pre-qualifies construction loan borrowers for permanent "take-out" financing as a condition to making the construction loan. The Bank occasionally will make loans for speculative housing construction or for acquisition and development of raw land.

The Bank's other real estate loans consist primarily of loans made based on the borrower's cash flow and which are secured by deeds of trust on commercial and residential property to provide another source of repayment in the event of default. It is the Bank's policy to restrict real estate loans without credit enhancement to no more than 80% of the lower of the appraised value or the purchase price of the property depending on the type of property and its utilization. The Bank offers both fixed and floating rate loans. Maturities on such loans typically range from five to twenty years. However, Small Business Administration ("SBA") and certain other real estate loans easily sold in the secondary market are made for longer maturities. The Bank has been designated an approved SBA lender. The Bank's SBA loans are categorized as commercial or real estate - commercial depending on the underlying collateral. Also, the Bank has been approved as an originator of loans that can be sold to the Federal Home Loan Mortgage Corporation.

The Bank has entered into an agreement with Resource Mortgage Solutions, a division of NetBank ("RMS") to sell mortgage loans originated by the Bank to RMS. During the year ended December 31, 2006, the Bank sold four loans with total principal balances of $598,000 to RMS resulting in total net gains of $3,977 for the Bank. During the year ended December 31, 2005, the Bank sold twenty-five loans with total principal balances of $6,495,650 to RMS resulting in total net gains of $61,222 for the Bank.

Consumer loans are made for the purpose of financing automobiles, various types of consumer goods, and other personal purposes. Consumer loans generally provide for the monthly payment of principal and interest. Most of the Bank's consumer loans are secured by the personal property being purchased.

With certain exceptions, the Bank is permitted under applicable law to make related extensions of credit to any one borrowing entity up to 15% of the Bank's capital and reserves. An additional 10% is allowable if the credit is fully secured by qualified collateral. The Bank sells participations in its loans when necessary to stay within lending limits. As of December 31, 2006, these lending limits for the Bank were $2,293,286 and $4,322,143, respectively.

Loan Concentrations The Bank does not have any significant concentrations in its loan portfolio by industry or group of industries. As of December 31, 2006, approximately 75% of the Bank's loans were secured by residential property located in Connecticut. As of December 31, 2005, 72% of the Bank's loans were secured by such property.

Loan Portfolio Maturities and Interest Rate Sensitivity The following table summarizes the maturities and interest rate sensitivity of the Bank's loan portfolio.

MATURITIES AND RATE SENSITIVITY OF LOANS
As of December 31, 2006
(In thousands)

	One Year Or Less	Over One but less than Five Years	Over Five Years	Total
Commercial, financial and agricultural	$ 6,358	$ 4,589	-	$ 10,947
Real Estate - construction and land development	11,113	-	-	11,113
Real Estate – residential	24,061	18,051	$ 64,263	106,375
Real Estate – commercial	15,292	454	228	15,974
Municipal	61	926	-	987
Consumer	4,462	7,120	-	11,582
Total loans	$ 61,347	$ 31,140	$ 64,491	$156,978
Loans with fixed interest rates	$ 11,021	$ 29,258	$ 49,606	$89,885
Loans with variable interest rates	50,326	1,882	14,885	67,093
Total loans	$ 61,347	$ 31,140	$ 64,491	$156,978

The following table sets forth at December 31, 2006, 2005 and 2004 the Bank's loan commitments, standby letters of credit and unadvanced portions of loans.

LOAN COMMITMENTS AND STANDBY LETTERS OF CREDIT
(In thousands)

	12/31/06	12/31/05	12/31/04
Commitments to originate loans	$ 3.521	$ 1,545	$ 4,566
Standby letters of credit	428	358	-
Unadvanced portion of loans			
Construction	6,698	5,270	4,432
Commercial lines of credit	6,380	6,654	4,655
Residential real estate	-	-	266
Consumer	780	877	773
Home equity lines of credit	22,898	20,116	15,711
Total	$ 40,705	$ 34,820	$ 30,403

Non-Performing Assets Interest on performing loans is accrued and taken into income daily. Loans over 90 days past due are deemed "non-performing" and are placed on a nonaccrual status, unless the loan is well collateralized and in the process of collection. Interest received on nonaccrual loans is credited to income only upon receipt and in certain circumstances may be applied to principal until the loan has been repaid in full, at which time the interest received is credited to income. The Bank had one nonaccrual loan with a balance of approximately $78,000 as of December 31, 2006. The Bank had one nonaccrual loan with a balance of approximately $32,500 as of December 31, 2005. The Bank had no nonaccrual loans as of December 31, 2004. The Bank had no loans more than 90 days past due and still accruing interest as of December 31, 2006, 2005 or 2004.

When appropriate or necessary to protect the Bank's interests, real estate taken as collateral on a loan may be taken by the Bank through foreclosure or a deed in lieu of foreclosure. Real property acquired in this manner by the Bank will be known as "other real estate owned" ("OREO"), and will be carried on the books of the Bank as an asset, at the lesser of the Bank's recorded investment or the fair value less estimated costs to sell. As of December 31, 2006, 2005 and 2004, there was no OREO held by the Bank.

The risk of nonpayment of loans is an inherent feature of the banking business. That risk varies with the type and purpose of the loan, the collateral which is utilized to secure payment, and ultimately, the credit worthiness of the borrower. In order to minimize this credit risk, the Bank requires that most loans be approved by at least two officers, one of whom must be an executive officer. Commercial loans greater than $100,000 as well as other loans in certain circumstances must be approved by the Loan Committee of the Company's Board of Directors.

The Bank also maintains a program of annual review of certain new and renewed loans by an outside loan review consultant. Loans are graded from "pass" to "loss", depending on credit quality, with "pass" representing loans that are fully satisfactory as additions to the Bank's portfolio. These are loans which involve a degree of risk that is not unwarranted given the favorable aspects of the credit and which exhibit both primary and secondary sources of repayment. Classified loans identified in the review process are added to the Bank's Internal Watchlist and an additional allowance for loan losses is established for such loans if appropriate. Additionally, the Bank is examined regularly by the Federal Deposit Insurance Corporation and the State of Connecticut Department of Banking at which time a further review of the loan portfolio is conducted.

There were fourteen classified loans with a combined outstanding balance of $2,168,600 as of December 31, 2006 and eighteen classified loans with a combined outstanding balance of $2,711,270 as of December 31, 2005.

Allowance for Loan Losses

The Bank maintains an allowance for loan losses to provide for potential losses in the loan portfolio. Additions to the allowance are made by charges to operating expenses in the form of a provision for loan losses. All loans that are judged to be uncollectible are charged against the allowance while any recoveries are credited to the allowance.

Management conducts a critical evaluation of the loan portfolio monthly. This evaluation includes an assessment of the following factors: the results of the Bank's internal loan review, any external loan review, any regulatory examination, loan loss experience, estimated potential loss exposure on each credit, concentrations of credit, value of collateral, any known impairment in the borrower's ability to repay, and present and prospective economic conditions.

The following table summarizes the Bank's loan loss experience, transactions in the allowance for loan losses and certain prominent ratios at or for the years ended December 31, 2006, 2005 and 2004.

ALLOWANCE FOR LOAN LOSSES
(Dollars in thousands)

	At or For the Year Ended 12/31/06	At or For the Year Ended 12/31/05	At or For the Year Ended 12/31/04
ALLOWANCE FOR LOAN LOSSES			
Balance at beginning of period	$ 1,720	$ 1,702	$ 1,670
Total charge-offs	(22)	(12)	(14)
Total recoveries	-	-	21
Net loans (charged-off) recovered	(22)	(12)	7
Provision for loan losses	-	30	25
Balance at end of period	$ 1,698	$ 1,720	$ 1,702
BALANCES			
Average total loans	$151,822	$144,749	$133,719
Total loans at end of period	156,978	147,351	142,751
RATIOS			
Allowance for loan losses to average loans	1.12%	1.19%	1.28%
Allowance for loan losses to loans at end of period	1.08	1.17	1.19

The following table summarizes the allocation of the allowance for loan losses by loan type and the percent of loans in each category compared to total loans at December 31, 2006, 2005 and 2004.

ALLOCATION OF ALLOWANCE FOR LOAN LOSSES
(Dollars in thousands)

	December 31, 2006		December 31, 2005		December 31, 2004	
	Allocation of Allowance	% of Loans by Category	Allocation of Allowance	% of Loans by Category	Allocation of Allowance	% of Loans by Category
Real estate - residential	$ 464	67.7%	$ 418	65.5%	$ 513	68.4%
Real estate - commercial	465	10.2	455	10.9	264	7.8
Real estate – construction and land development	212	7.1	208	6.1	116	4.9
Commercial, financial and agricultural	331	7.0	370	7.7	525	9.9
Municipal	9	0.6	9	0.7	26	0.7
Consumer	217	7.4	260	9.1	258	8.3
Total	$1,698	100.0%	$1,720	100.0%	$1,702	100.0%

Deposits

Deposits are the Bank's primary source of funds. At December 31, 2006, the Bank had a deposit mix of 34% checking, 28% savings and 38% certificates. Twenty percent of the total deposits of $198.4 million were noninterest bearing at December 31, 2006. At December 31, 2005, the Bank had a deposit mix of 32% checking, 35% savings and 33% certificates. Nineteen percent of the total deposits of $191.1 million were noninterest bearing

at December 31, 2005. At December 31, 2006, $7,142,000 of the Bank's deposits were from public sources. At December 31, 2005, $6,461,000 of the Bank's deposits were from public sources. The Bank's net interest income is enhanced by its percentage of noninterest bearing deposits.

The Bank's deposits are obtained from a cross-section of the communities it serves. No material portion of the Bank's deposits has been obtained from or is dependent upon any one person or industry. The Bank's business is not seasonal in nature. The Bank accepts deposits in excess of $100,000 from customers. Those deposits are priced to remain competitive. As of December 31, 2006 and 2005, the Bank had no brokered funds on deposit.

The Bank is not dependent upon funds from sources outside the United States and has not made loans to any foreign entities.

The following table summarizes the distribution of average deposits and the average annualized rates paid for the years ended December 31, 2006, 2005 and 2004.

AVERAGE DEPOSITS
(Dollars in thousands)

	For the Year Ended December 31, 2006		For the Year Ended December 31, 2005		For the Year Ended December 31, 2004	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
Demand deposits	$ 32,031	0.00%	$ 29,918	0.00%	$ 26,248	0.00%
NOW deposits	25,951	0.10	26,721	0.10	27,514	0.10
Savings deposits	61,444	0.91	73,994	0.81	78,462	0.81
Time deposits	72,271	3.98	51,684	2.76	44,070	2.19
Total average deposits	$191,697	1.81%	$182,317	1.12%	$176,294	0.92%

The following table indicates the maturity schedule for the Bank's time deposits of $100,000 or more as of December 31, 2006, 2005 and 2004.

SCHEDULED MATURITY OF TIME DEPOSITS OF $100,000 OR MORE
(Dollars in thousands)

	December 31, 2006		December 31, 2005		December 31, 2004	
	Balance	% of Total	Balance	% of Total	Balance	% of Total
Three months or less	$15,322	60.5%	$ 7,521	35.0%	$ 5,656	39.4%
Over three through six months	6,036	23.9	5,498	25.6	4,864	33.9
Over six through twelve months	1,998	7.9	5,236	24.4	1,024	7.2
Over twelve months	1,948	7.7	3,228	15.0	2,799	19.5
Total Time Deposits	$25,304	100.0%	$21,483	100.0%	$14,343	100.0%

Liquidity and Asset-Liability Management

Liquidity management for banks requires that funds always be available to pay anticipated deposit withdrawals and maturing financial obligations promptly and fully in accordance with their terms. The balance of the funds required is generally provided by payments on loans, sale of loans, liquidation of assets and the acquisition of additional deposit liabilities. One method banks utilize for acquiring additional liabilities is through the acceptance of "brokered deposits" (defined to include not only deposits received through deposit brokers, but also deposits bearing interest in excess of 75 basis points over market rates), typically attracting large certificates of deposit at high interest rates. The Bank, however, has not accepted and does not anticipate accepting "brokered deposits" in the future.

To meet liquidity needs, the Bank maintains a portion of its funds in cash deposits in other banks, federal funds sold, and available-for-sale securities. As of December 31, 2006, the Bank's liquidity ratio was 27%, defined as the sum of $4.875 million in federal funds sold, $37.817 million in available-for-sale securities at fair value, and $10.879 million in cash and due from banks and interest-bearing deposits at the Federal Home Loan Bank, as a percentage of deposits. As of December 31, 2005, the Bank's liquidity ratio was 29%, defined as the sum of $6.767 million in federal funds sold, $40.231 million in available-for-sale securities at fair value, and $9.357 million in cash and due from banks and interest bearing deposits at the Federal Home Loan Bank, as a percentage of deposits.

The careful planning of asset and liability maturities and the matching of interest rates to correspond with this maturity matching is an integral part of the active management of an institution's net yield. To the extent maturities of assets and liabilities do not match in a changing interest rate environment, net yields may be affected. Even with perfectly matched repricing of assets and liabilities, risks remain in the form of prepayment of assets, timing lags in adjusting certain assets and liabilities that have varying sensitivities to market interest rates and basis risk. In its overall attempt to match assets and liabilities, Management takes into account rates and maturities to be offered in connection with its time deposits and by offering variable rate loans. The Bank has generally been able to control its exposure to changing interest rates by maintaining shorter-term investments and offering floating interest rate loans and a majority of its time deposits at relatively short maturities.

The table below sets forth the interest rate sensitivity of the Bank's interest-sensitive assets and interest-sensitive liabilities as of December 31, 2006, 2005 and 2004, using the interest rate sensitivity gap ratio. For the purposes of the following table, an asset or liability is considered rate-sensitive within a specified period when it can be repriced or matures within its contractual terms.

INTEREST RATE SENSITIVITY
(Dollars in thousands)

	December 31, 2006				
	Due Within Three Months	Due in Three to Twelve Months	Due After One Year to Five Years	Due After Five Years	Total
Rate sensitive assets					
Federal funds sold and overnight deposits	$ 4,875	-	-	-	$ 4,875
Available-for-sale securities	3,001	$ 13,469	$ 19,514	$ 1,833	37,817
Total loans	54,835	6,512	31,140	64,491	156,978
Total	$ 62,711	$ 19,981	$ 50,654	$ 66,324	$199,670
Rate sensitive liabilities					
NOW deposits	$ 1,458	-	-	$ 27,701	$ 29,159
Savings deposits	32,641	-	-	23,235	55,876
Time deposits	40,294	$ 26,336	$ 7,945	-	74,575
Securities sold under agreements to repurchase	1,628	-	-	-	1,628
Total	$ 76,021	$ 26,336	$ 7,945	$ 50,936	$161,238
Interest rate sensitivity gap	$ (13,310)	$ (6,355)	$ 42,709	$ 15,388	$ 38,432
Cumulative gap	$ (13,310)	$(19,665)	$ 23,044	$ 38,432	
Cumulative gap ratio to total assets	(6)%	(9)%	11%	18%	

(Dollars in thousands)

	December 31, 2005				
	Due Within Three Months	Due in Three to Twelve Months	Due After One Year to Five Years	Due After Five Years	Total
Rate sensitive assets					
Federal funds sold and overnight deposits	$ 6,767	-	-	-	$ 6,767
Available-for-sale securities	1,656	$ 9,372	$ 26,979	$ 2,224	40,231
Total loans	52,274	6,208	30,367	58,502	147,351
Total	$ 60,697	$ 15,580	$ 57,346	$ 60,726	$194,349
Rate sensitive liabilities					
NOW deposits	$ 1,277	-	-	$ 24,266	$ 25,543
Savings deposits	40,692	-	-	26,243	66,935
Time deposits	15,539	$ 31,803	$ 15,221	-	62,563
Securities sold under agreements to repurchase	2,313	-	-	-	2,313
Total	$ 59,821	$ 31,803	$ 15,221	$ 50,509	$157,354
Interest rate sensitivity gap	$ 876	$(16,223)	$ 42,125	$ 10,217	$ 36,995
Cumulative gap	$ 876	$(15,347)	$ 26,778	$ 36,995	
Cumulative gap ratio to total assets	0%	(7)%	13%	18%	

	December 31, 2004				
	Due Within Three Months	Due in Three to Twelve Months	Due After One Year to Five Years	Due After Five Years	Total
Rate sensitive assets					
Federal funds sold and overnight deposits	$ 9,976	-	-	-	$ 9,976
Available-for-sale securities	2,023	$ 3,950	$ 30,203	$ 2,306	38,482
Total Loans	43,324	6,761	32,603	60,063	142,751
Total	$ 55,323	$ 10,711	$ 62,806	$ 62,369	$191,209
Rate sensitive liabilities					
NOW deposits	$ 1,426	-	-	$ 27,092	$ 28,518
Savings deposits	50,447	-	-	28,341	78,788
Time deposits	12,913	$ 18,100	$ 14,327	-	45,340
Securities sold under agreements to repurchase	2,188	-	-	-	2,188
Federal Home Loan Bank advances	2,000	-	-	-	2,000
Total	$ 68,974	$ 18,100	$ 14,327	$ 55,433	$156,834
Interest rate sensitivity gap	$ (13,651)	$(7,389)	$ 48,479	$ 6,936	$ 34,375
Cumulative gap	$ (13,651)	$(21,040)	$ 27,439	$ 34,375	
Cumulative gap ratio to total assets	(7)%	(10)%	14%	17%	

Since interest rate changes do not affect all categories of assets and liabilities equally or simultaneously, a cumulative gap analysis alone cannot be used to evaluate the Bank's interest rate sensitivity position. To supplement traditional gap analysis, the Bank performs simulation modeling to estimate the potential effects of changing interest rates. This process allows the Bank to explore complex relationships among repricing assets and liabilities over time in various interest rate environments.

The Company's Executive Committee meets at least quarterly to monitor the Bank's investments, liquidity needs and oversee its asset-liability management. Between meetings of the Executive Committee, Management oversees the Bank's liquidity.

Capital Reserve

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") defines specific capital categories based upon an institution's capital ratios. The capital categories, in declining order, are: (i) well capitalized; (ii) adequately capitalized; (iii) undercapitalized; (iv) significantly undercapitalized; and (v) critically undercapitalized. Under FDICIA and the FDIC's prompt corrective action rules, the FDIC may take any one or more of the following actions against an undercapitalized bank: restrict dividends and management fees, restrict asset growth and prohibit new acquisitions, new branches or new lines of business without prior FDIC approval. If a bank is significantly undercapitalized, the FDIC may also require the bank to raise capital, restrict interest rates a bank may pay on deposits, require a reduction in assets, restrict any activities that might cause risk to the bank, require improved management, prohibit the acceptance of deposits from correspondent banks and restrict compensation to any senior executive officer. When a bank becomes critically undercapitalized, (i.e., the ratio of tangible equity to total assets is equal to or less than 2%), the FDIC must, within 90 days thereafter, appoint a receiver for the bank or take such action as the FDIC determines would better achieve the purposes of the law. Even where such other action is taken, the FDIC generally must appoint a receiver for a bank if the bank remains critically undercapitalized during the calendar quarter beginning 270 days after the date on which the bank became critically undercapitalized.

To be considered "adequately capitalized," an institution must generally have a leverage ratio of at least 4%, a Tier 1 capital to risk-weighted assets ratio of at least 4% and total Tier 1 and Tier 2 capital to risk-weighted assets ratio of at least 8%. As of December 31, 2006, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below. There are no conditions that Management believes have changed the Bank's category.

At December 31, 2006, 2005 and 2004, the Bank's capital exceeded all minimum regulatory requirements and the Bank was considered to be "well capitalized" as defined in the regulations issued by the FDIC.

CAPITAL RATIOS

	Actual 12/31/06	Actual 12/31/05	Actual 12/31/04	Minimum Regulatory Requirements	Well-Capitalized
Bank:					
Total capital (to risk weighted assets)	12.75%	13.66%	13.27%	8.00%	10.00%
Tier 1 capital (to risk weighted assets)	11.50%	12.41%	12.02%	4.00%	6.00%
Tier 1 capital (to average assets)	7.31%	7.61%	7.11%	4.00%	5.00%

Inflation

The impact of inflation on a financial institution can differ significantly from that exerted on other companies. Banks, as financial intermediaries, have many assets and liabilities that may move in concert with inflation both as to interest rates and value. This is especially true for companies, such as the Bank, with a high percentage of interest rate sensitive assets and liabilities. A bank can reduce the impact of inflation if it can manage its interest rate sensitivity position. The Bank attempts to structure its mix of financial instruments and manage its interest rate sensitivity position in order to minimize the potential adverse effects of inflation or other market forces on its net interest income and therefore its earnings and capital.

Financial institutions are also affected by inflation's impact on non-interest expenses, such as salaries and occupancy expenses. During the period 1992 through 2006 inflation has remained relatively stable, due primarily to continuous management of the money supplied by the Federal Reserve. Based on the Bank's interest rate sensitivity position at year-end 2006, the Bank benefits in the short term from rising interest rates and is adversely impacted by falling interest rates. As such, indirectly, the management of the money supply by the Federal Reserve to control the rate of inflation may have an impact on the earnings of the Bank. Also, the changes in interest rates may have a corresponding impact on the ability of borrowers to repay loans with the Bank.

Sarbanes-Oxley Act of 2002

The Company has initiatives in place to ensure compliance with the Sarbanes-Oxley act of 2002. The Company has an Internal Compliance Committee that is responsible for the monitoring of and compliance with all federal regulations. This committee reports to the Audit and Compliance Committee of the Board of Directors.

Evaluation of Disclosure Control Procedures

The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2006 and have concluded that, as of that date, the Company's disclosure controls and procedures were effective at ensuring that required information will be disclosed on a timely basis. This conclusion is based on the above-referenced officers' evaluation of such controls and procedures within 90 days of the date of this Form 10-KSB.

Changes in Internal Controls

There were no significant changes in the Company's internal controls over financial reporting or in other factors that could significantly affect the Company's internal controls during the fiscal year ended December 31, 2006.

Options Outstanding

The following table sets forth the securities authorized for issuance under equity compensation plans.

	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	68,927	$25.22	16,117
Equity compensation plans not approved by security holders	0	0	0
Total	68,927	$25.22	16,117



The Board of Directors and Stockholders
SBT Bancorp, Inc.
Simsbury, Connecticut

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheets of SBT Bancorp, Inc. and Subsidiary as of December 31, 2006 and 2005 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SBT Bancorp, Inc. and Subsidiary as of December 31, 2006 and 2005 and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Shatswell, MacLeod + Company, P.C.

SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts
February 6, 2007

83 PINE STREET • WEST PEABODY, MASSACHUSETTS 01960-3635 • TELEPHONE (978) 535-0206 • FACSIMILE (978) 535-9908
smc@shatswell.com www.shatswell.com

SBT BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

December 31, 2006 and 2005

ASSETS	2006	2005
Cash and due from banks	$ 10,861,262	$ 9,349,045
Interest-bearing deposits with the Federal Home Loan Bank	17,807	8,234
Money market mutual funds	51,717	58,464
Federal funds sold	4,875,000	6,767,272
Cash and cash equivalents	15,805,786	16,183,015
Investments in available-for-sale securities (at fair value)	37,817,246	40,231,140
Federal Home Loan Bank stock, at cost	667,800	965,600
Loans held-for-sale	268,000	
Loans	157,211,164	147,525,271
Less allowance for loan losses	1,698,329	1,719,533
Loans, net	155,512,835	145,805,738
Premises and equipment	1,551,960	1,006,357
Accrued interest receivable	894,999	793,488
Bank owned life insurance	2,827,460	2,681,367
Other assets	1,700,464	1,877,949
Total assets	$217,046,550	$209,544,654
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Demand deposits	$ 38,791,256	$ 36,074,640
Savings and NOW deposits	85,035,535	92,477,912
Time deposits	74,575,367	62,563,128
Total deposits	198,402,158	191,115,680
Securities sold under agreements to repurchase	1,627,896	2,312,832
Other liabilities	897,432	740,544
Total liabilities	200,927,486	194,169,056
Stockholders' equity:		
Common stock, no par value; authorized 2,000,000 shares; issued and outstanding 841,991 shares in 2006 and 838,528 shares in 2005	8,636,380	8,456,690
Retained earnings	7,837,022	7,473,542
Accumulated other comprehensive loss	(354,338)	(554,634)
Total stockholders' equity	16,119,064	15,375,598
Total liabilities and stockholders' equity	$217,046,550	$209,544,654

The accompanying notes are an integral part of these consolidated financial statements.

SBT BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2006 and 2005

	2006	2005
Interest and dividend income:		
Interest and fees on loans	$ 9,068,964	$8,065,276
Interest on debt securities:		
Taxable	1,558,164	1,273,044
Tax-exempt	208,591	195,112
Dividends	83,544	56,765
Other interest	216,357	169,286
Total interest and dividend income	11,135,620	9,759,483
Interest expense:		
Interest on deposits	3,462,049	2,050,630
Interest on Federal Home Loan Bank advances	93,619	43,770
Interest on securities sold under agreements to repurchase	41,219	31,999
Total interest expense	3,596,887	2,126,399
Net interest and dividend income	7,538,733	7,633,084
Provision for loan losses		30,000
Net interest and dividend income after provision for loan losses	7,538,733	7,603,084
Noninterest income:		
Service charges on deposit accounts	336,664	313,746
Investment services fees and commissions	165,496	83,705
Other service charges and fees	486,458	427,339
Increase in cash surrender value of life insurance policies	130,656	127,754
Gain on loans sold, net	3,977	61,222
Other income	32,988	31,093
Total noninterest income	1,156,239	1,044,859
Noninterest expense:		
Salaries and employee benefits	4,036,284	3,114,881
Occupancy expense	1,028,280	753,452
Equipment expense	324,683	211,354
Professional fees	364,181	328,850
Advertising and promotions	346,677	350,690
Forms and supplies	209,355	163,881
Correspondent charges	196,001	195,458
Postage	102,850	104,070
Directors' fees	129,335	130,000
Other expense	942,306	776,212
Total noninterest expense	7,679,952	6,128,848
Income before income tax expense	1,015,020	2,519,095
Income tax expense	298,087	845,418
Net income	$ 716,933	$1,673,677
Earnings per common share	$ .85	$ 2.00
Earnings per common share, assuming dilution	$ .84	$ 1.96

The accompanying notes are an integral part of these consolidated financial statements.

SBT BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2006 and 2005

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance, December 31, 2004	$8,320,286	$6,134,028	$(199,057)	$14,255,257
Comprehensive income:				
Net income		1,673,677		
Net change in unrealized holding loss on available-for-sale securities, net of tax effect			(355,577)	
Comprehensive income				1,318,100
8,695 shares issued on stock options exercised	129,481			129,481
Tax benefit for stock options	6,923			6,923
Dividends declared ($.40 per share)		(334,163)		(334,163)
Balance, December 31, 2005	8,456,690	7,473,542	(554,634)	15,375,598
Comprehensive income:				
Net income		716,933		
Net change in unrealized holding loss on available-for-sale securities, net of tax effect			200,296	
Comprehensive income				917,229
3,463 shares issued on stock options exercised	55,880			55,880
Stock based compensation	123,810			123,810
Dividends declared ($.42 per share)		(353,453)		(353,453)
Balance, December 31, 2006	$8,636,380	$7,837,022	$(354,338)	$16,119,064

Reclassification disclosure for the years ended December 31:

	2006	2005
Net unrealized holding gains (losses) on available-for-sale securities	$328,087	$(582,436)
Other comprehensive income (loss) before income tax effect	328,087	(582,436)
Income tax (expense) benefit	(127,791)	226,859
Other comprehensive income (loss), net of tax	$200,296	$(355,577)

Accumulated other comprehensive loss as of December 31, 2006 and 2005 consists of net unrealized holding losses on available-for-sale securities, net of taxes.

The accompanying notes are an integral part of these consolidated financial statements.

SBT BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:		
Net income	$ 716,933	$ 1,673,677
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization of securities, net	21,059	71,416
Change in deferred loan costs, net	(58,262)	5,572
Provision for loan losses		30,000
(Increase) decrease in loans held-for-sale	(268,000)	740,000
Depreciation and amortization	314,817	179,904
Decrease (increase) in other assets	117,937	(357,991)
Increase in interest receivable	(101,511)	(68,681)
(Increase) decrease in taxes receivable	(70,880)	20,353
Increase in cash surrender value of bank owned life insurance	(130,656)	(127,754)
Stock based compensation	123,810	
Increase in other liabilities	144,587	148,010
Increase in interest payable	12,301	13,462
Deferred tax expense (benefit)	12,966	(30,908)
Net cash provided by operating activities	835,101	2,297,060
Cash flows from investing activities:		
Proceeds from maturities of interest-bearing time deposit with other bank		500,000
Purchases of available-for-sale securities	(6,915,828)	(10,210,385)
Proceeds from maturities of available-for-sale securities	9,636,750	7,808,242
Redemption of Federal Home Loan Bank stock	297,800	
Loan originations and principal collections, net	(5,085,846)	3,115,689
Loan purchases	(4,563,093)	(7,727,674)
Recoveries of previously charged off loans	104	94
Capital expenditures	(870,749)	(616,609)
Premiums paid on life insurance policy	(15,437)	(15,437)
Net cash used in investing activities	(7,516,299)	(7,146,080)
Cash flows from financing activities:		
Net decrease in demand deposits, NOW and savings accounts	(4,725,761)	(9,239,185)
Net increase in time deposits	12,012,239	17,222,582
Net change in short term advances from Federal Home Loan Bank		(2,000,000)
Net (decrease) increase in securities sold under agreements to repurchase	(684,936)	125,008
Proceeds from exercise of stock options	55,880	129,481
Dividends paid	(353,453)	(334,163)
Net cash provided by financing activities	6,303,969	5,903,723
Net (decrease) increase in cash and cash equivalents	(377,229)	1,054,703
Cash and cash equivalents at beginning of year	16,183,015	15,128,312
Cash and cash equivalents at end of year	$15,805,786	$16,183,015

SBT BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2006 and 2005
(continued)

	2006	2005
Supplemental disclosures:		
Interest paid	$3,584,586	$2,112,937
Income taxes paid	356,001	855,973

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 - NATURE OF OPERATIONS

On March 2, 2006, The Simsbury Bank & Trust Company, Inc. (the "Bank") reorganized into a holding company structure. As a result, the Bank became a wholly-owned subsidiary of SBT Bancorp, Inc. (the "Company") and each outstanding share of common stock of the Bank was converted into the right to receive one share of the common stock, no par value, of the Company. The Company files reports with the Securities and Exchange Commission and is supervised by the Board of Governors of the Federal Reserve System.

The Bank is a state chartered bank which was incorporated on April 28, 1992 and is headquartered in Simsbury, Connecticut. The Bank commenced operations on March 31, 1995 engaging principally in the business of attracting deposits from the general public and investing those deposits in securities, residential and commercial real estate, consumer and small business loans.

NOTE 2 - ACCOUNTING POLICIES

The accounting and reporting policies of the Company and its subsidiary conform to accounting principles generally accepted in the United States of America and predominant practices within the banking industry. The consolidated financial statements of the Company were prepared using the accrual basis of accounting. The significant accounting policies of the Company are summarized below to assist the reader in better understanding the consolidated financial statements and other data contained herein.

USE OF ESTIMATES:

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BASIS OF PRESENTATION:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary the Bank and the Bank's wholly-owned subsidiary, SBT Investment Services, Inc. SBT Investment Services, Inc. was established solely for the purpose of providing investment products, financial advice and services to its clients and the community. All significant intercompany accounts and transactions have been eliminated in the consolidation.

CASH AND CASH EQUIVALENTS:

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash items, due from banks, Federal Home Loan Bank interest-bearing demand and overnight deposits, money market mutual funds and federal funds sold.

Cash and due from banks as of December 31, 2006 and 2005 includes $2,446,000 and $1,812,000, respectively, which is subject to withdrawals and usage restrictions to satisfy the reserve requirements of the Federal Reserve Bank.

SECURITIES:

Investments in debt securities are adjusted for amortization of premiums and accretion of discounts computed so as to approximate the interest method. Gains or losses on sales of investment securities are computed on a specific identification basis.

The Company classifies debt and equity securities into one of three categories: held-to-maturity, available-for-sale, or trading. These security classifications may be modified after acquisition only under certain specified conditions. In general, securities may be classified as held-to-maturity only if the Company has the positive intent and ability to hold them to maturity. Trading securities are defined as those bought and held principally for the purpose of selling them in the near term. All other securities must be classified as available-for-sale.

-- Held-to-maturity securities are measured at amortized cost in the consolidated balance sheets. Unrealized holding gains and losses are not included in earnings, or in a separate component of capital. They are merely disclosed in the notes to the consolidated financial statements.

-- Available-for-sale securities are carried at fair value on the consolidated balance sheets. Unrealized holding gains and losses are not included in earnings but are reported as a net amount (less expected tax) in a separate component of capital until realized.

-- Trading securities are carried at fair value on the consolidated balance sheets. Unrealized holding gains and losses for trading securities are included in earnings.

Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

LOANS HELD-FOR-SALE:

Loans held-for-sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses are provided for in a valuation allowance by charges to operations. Interest income on mortgages held-for-sale is accrued currently and classified as interest on loans.

LOANS:

Loans receivable that management has the intent and ability to hold until maturity or payoff, are reported at their outstanding principal balances adjusted for amounts due to borrowers on unadvanced loans, any charge-offs, the allowance for loan losses and any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans.

Interest on loans is recognized on a simple interest basis.

Loan origination and commitment fees and certain direct origination costs are deferred, and the net amount amortized as an adjustment of the related loan's yield. The Company is amortizing these amounts over the contractual life of the related loans.

Residential real estate loans are generally placed on nonaccrual when reaching 90 days past due or in process of foreclosure. All closed-end consumer loans 90 days or more past due and any equity line in the process of foreclosure are placed on nonaccrual status. Secured consumer loans are written down to realizable value and unsecured consumer loans are charged-off upon reaching 120 or 180 days past due depending on the type of loan. Commercial real estate loans and commercial business loans and leases which are 90 days or more past due are generally placed on nonaccrual status, unless secured by sufficient cash or other assets immediately convertible to cash. When a loan has been placed on nonaccrual status, previously accrued and uncollected interest is reversed against interest on loans. A loan can be returned to accrual status when collectibility of principal is reasonably assured and the loan has performed for a period of time, generally six months.

Cash receipts of interest income on impaired loans are credited to principal to the extent necessary to eliminate doubt as to the collectibility of the net carrying amount of the loan. Some or all of the cash receipts of interest income on impaired loans is recognized as interest income if the remaining net carrying amount of the loan is deemed to be fully collectible. When recognition of interest income on an impaired loan on a cash basis is appropriate, the amount of income that is recognized is limited to that which would have been accrued on the net carrying amount of the loan at the contractual interest rate. Any cash interest payments received in excess of the limit and not applied to reduce the net carrying amount of the loan are recorded as recoveries of charge-offs until the charge-offs are fully recovered.

ALLOWANCE FOR LOAN LOSSES:

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

PREMISES AND EQUIPMENT:

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Cost and related allowances for depreciation and amortization of premises and equipment retired or otherwise disposed of are removed from the respective accounts with any gain or loss included in income or expense. Depreciation and amortization are calculated principally on the straight-line method over the estimated useful lives of the assets. Estimated lives are 3 to 20 years for furniture and equipment. Leasehold improvements are amortized over the lesser of the life of the lease or the estimated life of the improvements.

FAIR VALUES OF FINANCIAL INSTRUMENTS:

Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial Instruments," requires that the Company disclose estimated fair values for its financial instruments. Fair value methods and assumptions used by the Company in estimating its fair value disclosures are as follows:

Cash and cash equivalents: The carrying amounts reported in the balance sheets for cash and cash equivalents approximate those assets' fair values.

Securities: Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans held-for-sale: Fair values for loans held-for-sale are estimated based on outstanding investor commitments, or in the absence of such commitments, are based on current investor yield requirements.

Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans are estimated by discounting the future cash flows, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Accrued interest receivable: The carrying amount of accrued interest receivable approximates its fair value.

Deposit liabilities: The fair values disclosed for demand deposits, regular savings, NOW accounts, and money market accounts are equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Securities sold under agreements to repurchase: The carrying amounts of securities sold under agreements to repurchase approximate their fair values.

Off-balance sheet instruments: The fair value of commitments to originate loans is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments and the unadvanced portion of loans, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligation with the counterparties at the reporting date.

ADVERTISING:

The Company directly expenses costs associated with advertising as they are incurred.

INCOME TAXES:

The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are established for the temporary differences between the accounting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when the amounts related to such temporary differences are realized or settled.

STOCK BASED COMPENSATION:

At December 31, 2006, the Company has a stock-based employee compensation plan which is described more fully in Note 15. The Company accounts for the plan under SFAS No. 123(R) "Share-based payment". During the year ended December 31, 2006, $123,810 in stock-based employee compensation was recognized. Prior to January 1, 2006, the Company accounted for the plan under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No stock-based employee compensation cost was reflected in net income, as all options granted under this plan prior to January 1, 2006 had an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 (revised 2004), "Share Based Payment" to stock-based employee compensation for the year ended December 31, 2005.

Net income, as reported	$1,673,677
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	60,589
Pro forma net income	$1,613,088
Earnings per share:	
Basic - as reported	$2.00
Basic - pro forma	$1.93
Diluted - as reported	$1.96
Diluted - pro forma	$1.89

EARNINGS PER SHARE:

Basic earnings per share (EPS) excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

RECENT ACCOUNTING PRONOUNCEMENTS:

In February 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 155, "Accounting for Certain Hybrid Instruments" (SFAS 155), which permits, but does not require, fair value accounting for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation in accordance with SFAS 133. The statement also subjects beneficial interests issued by securitization vehicles to the requirements of SFAS No. 133. The statement is effective as of January 1, 2007. The adoption of SFAS 155 is not expected to have a material impact on the Company's financial condition and results of operations.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets- an amendment of FASB Statement No. 140" (SFAS 156). SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in specific situations. Additionally, the servicing asset or servicing liability shall be initially measured at fair value; however, an entity may elect the "amortization method" or "fair value method" for subsequent balance sheet reporting periods. SFAS 156 is effective as of an entity's first fiscal year beginning after September 15, 2006. Early adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The Company does not expect the adoption of this statement to have a material impact on its financial condition, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles (GAAP) and enhances disclosures about fair value measurements. SFAS 157 retains the exchange price notion and clarifies that the exchange price is the price that would be received for an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. SFAS 157 is effective for the Company's consolidated financial statements for the year beginning on January 1, 2008, with earlier adoption permitted. The Company does not expect the adoption of this statement to have a material impact on its financial condition and results of operations.

NOTE 3 - INVESTMENTS IN AVAILABLE-FOR-SALE SECURITIES

Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The amortized cost of securities and their approximate fair values are as follows as of December 31:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2006:				
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$17,825,395	$ 6,169	$169,644	$17,661,920
Obligations of states and municipalities	3,985,050	137,626	28,368	4,094,308
Corporate debt securities	475,000		9,588	465,412
Mortgage-backed securities	14,112,206	15,723	287,923	13,840,006
U.S. government agencies perpetual/callable preferred stocks	2,000,000		244,400	1,755,600
Marketable equity securities	51,717			51,717
	38,449,368	159,518	739,923	37,868,963
Money market mutual funds included in cash and cash equivalents	(51,717)			(51,717)
Total available-for-sale securities	$38,397,651	$159,518	$739,923	$37,817,246
December 31, 2005:				
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$17,826,063	$	$ 346,668	$17,479,395
Obligations of states and municipalities	4,989,994	189,025	31,955	5,147,064
Corporate debt securities	475,000		16,097	458,903
Mortgage-backed securities	15,848,575	20,856	378,903	15,490,528
U.S. government agencies perpetual/callable preferred stocks	2,000,000		344,750	1,655,250
Marketable equity securities	58,464			58,464
	41,198,096	209,881	1,118,373	40,289,604
Money market mutual funds included in cash and cash equivalents	(58,464)			(58,464)
Total available-for-sale securities	$41,139,632	$209,881	$1,118,373	$40,231,140

The scheduled maturities of debt securities were as follows as of December 31, 2006:

	Fair Value
Due within one year	$ 7,015,546
Due after one year through five years	13,373,000
Due after five years through ten years	1,833,094
Mortgage-backed securities	13,840,006
	$36,061,646

There were no sales of available-for-sale securities during 2006 and 2005.

There were no securities of issuers whose aggregate carrying amount exceeded 10% of stockholders' equity as of December 31, 2006.

As of December 31, 2006 and 2005, the total carrying amounts of securities pledged for securities sold under agreements to repurchase and public deposits was $5,421,325 and $5,704,711, respectively.

The aggregate fair value and unrealized losses of securities that have been in a continuous unrealized loss position for less than twelve months and for twelve months or more, and are not other than temporarily impaired, are as follows as of December 31, 2006:

	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$3,990,180	$ 9,820	$11,665,571	$159,824	$15,655,751	$169,644
Obligations of states and municipalities			902,855	28,368	902,855	28,368
Corporate debt securities			465,412	9,588	465,412	9,588
Mortgage-backed securities	322,744	1,899	11,892,440	286,024	12,215,184	287,923
U.S. government agencies perpetual/callable preferred stocks			1,755,600	244,400	1,755,600	244,400
Total temporarily impaired securities	$4,312,924	$11,719	$26,681,878	$728,204	$30,994,802	$739,923

Company management considers investments with an unrealized loss at December 31, 2006 to be only temporarily impaired because the impairment is due to the current interest rate environment, not other credit factors. As management has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available-for-sale, no declines are deemed to be other than temporary.

NOTE 4 - LOANS

Loans consisted of the following as of December 31:

	2006	2005
Commercial, financial and agricultural	$ 10,947,268	$ 11,385,701
Real estate - construction and land development	11,113,090	9,037,438
Real estate - residential	106,375,264	96,458,618
Real estate - commercial	15,973,601	16,101,173
Municipal	987,153	987,153
Consumer	11,581,910	13,380,572
	156,978,286	147,350,655
Allowance for loan losses	(1,698,329)	(1,719,533)
Deferred costs, net	232,878	174,616
Net loans	$155,512,835	$145,805,738

Changes in the allowance for loan losses were as follows for the years ended December 31:

	2006	2005
Balance at beginning of year	$1,719,533	$1,701,915
Recoveries of loans previously charged off	104	94
Charge offs	(21,308)	(12,476)
Provision for loan losses		30,000
Balance at end of year	$1,698,329	$1,719,533

The following table sets forth information regarding nonaccrual loans and accruing loans 90 days or more overdue as of December 31:

	2006	2005
Total nonaccrual loans	$78,047	$32,443
Accruing loans which are 90 days or more overdue	$ 0	$ 0

Information about loans that meet the definition of an impaired loan in SFAS No. 114 is as follows as of December 31:

	2006		2005	
	Recorded Investment In Impaired Loans	Related Allowance For Credit Losses	Recorded Investment In Impaired Loans	Related Allowance For Credit Losses
Loans for which there is a related allowance for credit losses	$78,047	$1,756	$32,443	$3,244
Loans for which there is no related allowance for credit losses	0	0	0	0
Totals	$78,047	$1,756	$32,443	$3,244
Average recorded investment in impaired loans during the year ended December 31	$60,186		$ 6,489	
Related amount of interest income recognized during the time, in the year ended December 31, that the loans were impaired				
Total recognized	$ 3,735		$ 0	
Amount recognized using a cash-basis method of accounting	$ 3,735		$ 0	

NOTE 5 - PREMISES AND EQUIPMENT

The following is a summary of premises and equipment as of December 31:

	2006	2005
Leasehold improvements	$1,148,740	$ 666,102
Furniture and equipment	2,242,519	1,869,479
	3,391,259	2,535,581
Accumulated depreciation and amortization	(1,839,299)	(1,529,224)
	$1,551,960	$1,006,357

NOTE 6 - DEPOSITS

The aggregate amount of time deposit accounts in denominations of $100,000 or more as of December 31, 2006 and 2005 was $25,304,338 and $21,483,496, respectively.

For time deposits as of December 31, 2006, the scheduled maturities for years ended December 31 are:

2007	$66,629,836
2008	5,526,686
2009	1,232,341
2010	764,072
2011	422,432
Total	$74,575,367

NOTE 7 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase consist of funds borrowed from customers on a short-term basis secured by portions of the Company's investment portfolio. The securities which were sold have been accounted for not as sales but as borrowings. The securities consisted of debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies. The securities were held in safekeeping by Morgan Stanley, under the control of the Company. The purchasers have agreed to sell to the Company substantially identical securities at the maturity of the agreements. The agreements mature generally within three months from date of issue.

NOTE 8 - INCOME TAX EXPENSE

The components of income tax expense are as follows for the years ended December 31:

	2006	2005
Current:		
Federal	$222,816	$708,211
State	62,305	168,115
	285,121	876,326
Deferred:		
Federal	8,330	(26,718)
State	4,636	(4,190)
	12,966	(30,908)
Total income tax expense	$298,087	$845,418

The reasons for the differences between the statutory federal income tax rate and the effective tax rates are summarized as follows for the years ended December 31:

	2006 % of Income	2005 % of Income
Federal income tax at statutory rate	34.0%	34.0%
Increase (decrease) in tax resulting from:		
Tax-exempt income	(14.6)	(5.1)
Other	1.4	.2
Stock based compensation	4.2	
State tax, net of federal tax benefit	4.4	4.5
Effective tax rates	29.4%	33.6%

The Company had gross deferred tax assets and gross deferred tax liabilities as follows as of December 31:

	2006	2005
Deferred tax assets:		
Allowance for loan losses	$528,352	$ 528,352
Deferred compensation	196,329	179,658
Other	6,586	17,370
Net unrealized holding loss on available-for-sale securities	226,067	353,858
Gross deferred tax assets	957,334	1,079,238
Deferred tax liabilities:		
Depreciation	(204,664)	(208,503)
Deferred loan costs/fees	(90,706)	(68,014)
Gross deferred tax liabilities	(295,370)	(276,517)
Net deferred tax asset	$661,964	$ 802,721

As of December 31, 2006, the Company had no operating loss carryovers for income tax purposes.

NOTE 9 - COMMITMENTS AND CONTINGENT LIABILITIES

As of December 31, 2006 the Company was obligated under non-cancelable operating leases for bank premises and equipment expiring between 2007 and 2016. The total minimum rental due in future periods under these existing agreements is as follows as of December 31, 2006:

2007	$ 585,010
2008	588,307
2009	597,327
2010	604,811
2011	358,754
Thereafter	1,020,057
Total	$3,754,266

Total rental expense amounted to $574,782 and $408,361 for the years ended December 31, 2006 and 2005, respectively.

NOTE 10 - FINANCIAL INSTRUMENTS

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to originate loans, unadvanced funds on loans and standby letters of credit. The instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments is represented by the contractual amounts of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to originate loans are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies, but may include secured interests in mortgages, accounts receivable, inventory, property, plant and equipment and income-producing properties.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. As of December 31, 2006 and 2005 the maximum potential amount of the Company's obligation was $428,312 and $358,262, respectively, for financial and standby letters of credit. The Company's outstanding letters of credit generally have a term of less than one year. If a letter of credit is drawn upon, the Company may seek recourse through the customer's underlying line of credit. If the customer's line of credit is also in default, the Company may take possession of the collateral, if any, securing the line of credit.

The estimated fair values of the Company's financial instruments, all of which are held or issued for purposes other than trading, are as follows as of December 31:

	2006		2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$ 15,805,786	$ 15,805,786	$ 16,183,015	$ 16,183,015
Available-for-sale securities	37,817,246	37,817,246	40,231,140	40,231,140
Federal Home Loan Bank stock	667,800	667,800	965,600	965,600
Loans held-for-sale	268,000	268,386		
Loans, net	155,512,835	153,402,000	145,805,738	143,769,000
Accrued interest receivable	894,999	894,999	793,488	793,488
Financial liabilities:				
Deposits	198,402,158	198,404,000	191,115,680	191,117,000
Securities sold under agreements to repurchase	1,627,896	1,627,896	2,312,832	2,312,832

The carrying amounts of financial instruments shown in the above table are included in the consolidated balance sheets under the indicated captions. Accounting policies related to financial instruments are described in Note 2.

Notional amounts of financial instrument liabilities with off-balance-sheet credit risk are as follows as of December 31:

	2006	2005
Commitments to originate loans	$ 3,520,850	$ 1,544,500
Standby letters of credit	428,312	358,262
Unadvanced portions of loans:		
Construction	6,697,932	5,270,221
Commercial lines of credit	6,380,518	6,654,353
Consumer	779,823	876,891
Home equity	22,897,790	20,115,648
	$40,705,225	$34,819,875

There is no material difference between the notional amounts and the estimated fair values of the above off-balance sheet liabilities.

NOTE 11 - RELATED PARTY TRANSACTIONS

Certain directors and executive officers of the Company and companies in which they have significant ownership interest were customers of the Bank during 2006. Total loans to such persons and their companies amounted to $3,149,315 as of December 31, 2006. During the year ended December 31, 2006 principal payments totaled $2,704,242 and advances amounted to $3,875,066.

Deposits from related parties held by the Company as of December 31, 2006 and 2005 amounted to $1,857,419 and $1,761,463, respectively.

During 2006 and 2005, the Company paid $53,932 and $65,089, respectively, for rent and related expense of the Company's Granby branch office to a company of which a bank director is a principal. The rent expense for the Granby branch included in Note 9 amounted to $44,935 in 2006 and $45,385 in 2005.

During 2006 and 2005, the Company paid $375,876 and $228,148, respectively, for construction costs and related fees for the Company's Canton branch office to a company of which a bank director is a principal. This amount is included in capital expenditures for 2006 and 2005.

During 2006 and 2005, a director of the Company was paid $6,352 and $5,288, respectively, for legal services.

NOTE 12 - SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

Most of the Company's business activity is with customers located within the state. There are no concentrations of credit to borrowers that have similar economic characteristics. The majority of the Company's loan portfolio is comprised of loans collateralized by real estate located in the State of Connecticut.

NOTE 13 - REGULATORY MATTERS

The Company and its subsidiary the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Their capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2006 and 2005, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2006, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Company's and the Bank's actual capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollar amounts in thousands)					
As of December 31, 2006:						
Total Capital (to Risk Weighted Assets):						
Consolidated	$17,927	13.13%	$10,920	≥8.0%	N/A	
The Simsbury Bank & Trust Company, Inc.	17,398	12.75	10,918	≥8.0	$13,647	≥10.0%
Tier 1 Capital (to Risk Weighted Assets):						
Consolidated	16,229	11.89	5,460	≥4.0	N/A	
The Simsbury Bank & Trust Company, Inc.	15,700	11.50	5,459	≥4.0	8,188	≥6.0
Tier 1 Capital (to Average Assets):						
Consolidated	16,229	7.56	8,586	≥4.0	N/A	
The Simsbury Bank & Trust Company, Inc.	15,700	7.31	8,586	≥4.0	10,733	≥5.0
As of December 31, 2005 (Bank only):						
Total Capital (to Risk Weighted Assets)	17,153	13.66	10,046	≥8.0	12,558	≥10.0
Tier 1 Capital (to Risk Weighted Assets)	15,579	12.41	5,023	≥4.0	7,535	≥6.0
Tier 1 Capital (to Average Assets)	15,579	7.61	8,188	≥4.0	10,235	≥5.0

The declaration of cash dividends is dependent on a number of factors, including regulatory limitations, and the Company's operating results and financial condition. The stockholders of the Company will be entitled to dividends only when, and if, declared by the Company's Board of Directors out of funds legally available therefore. The declaration of future dividends will be subject to favorable operating results, financial conditions, tax considerations, and other factors.

Under Connecticut law, the Bank may pay dividends only out of net profits. The Connecticut Banking Commissioner's approval is required for dividend payments which exceed the current year's net profits and retained net profits from the preceding two years. As of December 31, 2006, the Bank is restricted from declaring dividends to the Company in an amount greater than $3,412,821.

NOTE 14 - EMPLOYEE BENEFITS

The Company sponsors a 401(k) savings and retirement plan. Employees who were 21 years of age and employed on the plan's effective date were immediately eligible to participate in the plan. Other employees who have attained age 21 are eligible for membership on the first day of the month following completion of 90 days of service.

The provisions of the 401(k) plan allow eligible employees to contribute subject to IRS limitations. The Company's matching contribution equaled 50 cents per dollar contributed by the participant up to 6% of the participant's annual salary. The Company's expense under this plan was $75,868 in 2006 and $49,205 in 2005.

The Company entered into employment agreements (the "Agreements") with the Executive Officers of the Company. The Agreements provide for severance benefits upon termination following a change in control as defined in the agreements in amounts equal to cash compensation as defined in the agreements and fringe benefits that the Executive(s) would have received if the Executive(s) would have continued working for an additional five years.

NOTE 15 - STOCK OPTION PLAN

The Simsbury Bank & Trust Company, Inc. 1998 Stock Plan ("Plan") provides for the granting of options to purchase shares of common stock or the granting of shares of restricted stock up to an aggregate amount of 142,000 shares of common stock of the Company. Options granted under the Plan may be either Incentive Stock Options ("ISOs") within the meaning of Section 422 of the Internal Revenue Code or non-qualified options which do not qualify as ISOs ("NQOs"). No restricted stock awards or stock options may be granted under the Plan after March 17, 2008.

The exercise price for shares covered by an ISO may not be less than 100% of the fair market value of common stock on the date of grant. The exercise price for shares covered by an NQO may not be less than 50% of the fair market value of common stock at the date of grant. All options must expire no later than ten years from the date of grant. The Plan also provides the Board with authority to make grants that will provide that options will become exercisable and restricted awards will become fully vested upon a change in control of the Company.

In accordance with the Plan each non-employee director is granted a NQO to purchase 1,000 shares of common stock at the fair market value of the common stock on the grant date. These options will become exercisable in two equal installments beginning on the first anniversary of the date of grant.

The fair value of each option granted in 2006 and 2005 was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2006	2005
Expected volatility	14.6%	14.6%
Expected dividends	1.5%	1.5%
Expected term (in years)	10	10
Risk free rate	5.20%	4.49%

A summary of the status of the Company's stock option plan as of December 31 and changes during the years ending on that date is presented below:

	2006		2005	
Fixed Options	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	63,204	$24.34	50,899	$19.77
Granted	10,500	29.00	21,000	31.50
Exercised	(3,463)	16.17	(8,695)	14.89
Forfeited	(1,314)	36.55	____	
Outstanding at end of year	68,927	25.22	63,204	24.34
Options exercisable at year-end	41,364	21.46	34,764	17.76
Weighted-average fair value of options granted during the year	$8.77		$8.60	

The following table summarizes information about fixed stock options outstanding as of December 31, 2006:

	Options Outstanding and Exercisable			
Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Life	Number Exercisable	Exercise Price
$13.625	21,016	1.4 years	21,016	$13.625
15.65	2,185	5.2 years	2,185	15.65
16.25	2,409	4.9 years	2,409	16.25
33.25	2,625	7.5 years	1,750	33.25
34.90	1,314	7.3 years	876	34.90
35.00	5,250	7.8 years	3,500	35.00
36.55	2,628	7.3 years	2,628	36.55
31.50	21,000	9.0 years	7,000	31.50
29.00	10,500	9.5 years	____	
	68,927	6.2 years	41,364	

As of December 31, 2006, there was $215,460 of total unrecognized compensation cost related to nonvested share-based arrangements granted under the Plan. That cost is expected to be recognized over a weighted average period of 1.8 years. The total value of shares that vested during the years ended December 31, 2006 and 2005 was $123,810 and $60,589, respectively.

NOTE 16 - EARNINGS PER SHARE (EPS)

Reconciliation of the numerators and the denominators of the basic and diluted per share computations for net income are as follows:

	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Year ended December 31, 2006			
Basic EPS			
Net income	$ 716,933	841,191	$ .85
Effect of dilutive securities, options	____	14,283	
Diluted EPS			
Net income	$ 716,933	855,474	$ .84
Year ended December 31, 2005			
Basic EPS			
Net income	$1,673,677	835,079	$2.00
Effect of dilutive securities, options	____	18,276	
Diluted EPS			
Net income	$1,673,677	853,355	$1.96

NOTE 17 - RECLASSIFICATION

Certain amounts in the prior year have been reclassified to be consistent with the current year's statement presentation.

Shareholder Data

The Company's shares of common stock are quoted for trading on the OTC Bulletin Board under the symbol "SBTB." At December 31, 2006, there were 841,991 shares outstanding and approximately 1,100 shareholders of record. There is a limited market for the Company's shares. The following table sets forth the high and low bid information for the period indicated.

	Year Ended December 31, 2006		Year Ended December 31, 2005	
	High	**Low**	**High**	**Low**
First Quarter	$34.00	$31.60	$34.50	$32.90
Second Quarter	$34.00	$28.75	$34.00	$31.90
Third Quarter	$31.00	$27.25	$33.00	$30.55
Fourth Quarter	$31.00	$29.55	$33.50	$30.10

The above quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not reflect actual transactions. The Company became the Bank's parent company in a reorganization that occurred on March 2, 2006. For periods prior to the reorganization, the above table sets forth the high and low bid information for the Bank's common shares.

Dividends

The Company's shareholders are entitled to dividends when and if declared by the Board of Directors out of funds legally available therefore. Connecticut law prohibits the Company from paying cash dividends except from its net profits, which are defined by state statutes. The Company declared and paid cash dividends of $353,453 during 2006. The Company declared and paid cash dividends of $334,163 during 2005.

The Company did not repurchase any of its securities during the fourth quarter of 2006.

Board of Directors

*Chairman of Committee

Lincoln S. Young
Chairman of the Board
Retired Chief Executive Officer
Turbine Engine Services Corp.
*Corporate Governance Committee**
Executive Committee
*Investment Services Committee**
Loan Committee
Personnel Committee
Marketing & Public Relations Committee

Robert J. Bogino
Vice Chairman
Retired President and Co-Owner
Bogino & DeMaria, Inc.
Audit & Compliance Committee
Corporate Governance Committee
Executive Committee
Investment Services Committee
*Loan Committee**

James T. Fleming
Commissioner
Department of Public Works
State of Connecticut
Audit & Compliance Committee
Corporate Governance Committee
Marketing & Public Relations Committee

Martin J. Geitz
President and Chief Executive Officer
The Simsbury Bank & Trust Company
Executive Committee
Investment Services Committee
Loan Committee
Marketing & Public Relations Committee

Edward J. Guarco
Vice President
State Line Oil
Audit & Compliance Committee
Personnel Committee

Gary R. Kevorkian
Attorney at Law
Loan Committee
Personnel Committee

Barry R. Loucks
Retired President and CEO
The Simsbury Bank & Trust Company
*Executive Committee**
Loan Committee
Marketing & Public Relations Committee

George B. Odlum, Jr., DMD
General Dentistry
*Audit & Compliance Committee**
Executive Committee

David W. Sessions
President and Treasurer
Casle Corporation
Executive Committee
Loan Committee
*Personnel Committee**

Jane F. von Holzhausen
Secretary
Vice President of Operations, Southwest Region
Prudential Connecticut Realty
Corporate Governance Committee
Executive Committee
*Marketing & Public Relations Committee**

Penny R. Woodford
Real Estate Agent
Coldwell Banker Residential Brokerage
Audit & Compliance Committee
Marketing & Public Relations Committee

Officers

Martin J. Geitz
President and Chief Executive Officer

Anthony F. Bisceglio, Ph.D.
Treasurer and Chief Financial Officer

Jane F. von Holzhausen
Secretary

Board of Directors

All SBT Bancorp, Inc. Directors and:

Rodney R. Reynolds
Retired Founding Director
Trust Company of Connecticut
Investment Services Committee
Marketing & Public Relations Committee

Directors Emeriti

Richard C. Anthony
Consultant

Robert B. August
Retired Attorney at Law

Jackson F. Eno
Vice President
Morgan Stanley

Evan W. Woollacott
Retired Vice Chairman and Commissioner
Connecticut Department of Public Utility Control

Officers

Martin J. Geitz
President and Chief Executive Officer

Anthony F. Bisceglio, Ph.D.
Executive Vice President, Treasurer and Chief Financial Officer

Terry L. Boulton
Senior Vice President and Chief Retail Banking Officer

Paul R. Little
Senior Vice President and Chief Lending Officer

Jane F. von Holzhausen
Secretary

Vice Presidents
James R. Babcock
Richard A. Bahre
Robert A. Francolini
H. Holbrook Hyde, Jr.
Gladden R. Keyes
Lauren S. McCoy
Janice L. Zdun

Assistant Vice Presidents
Brian D. Belyea
Juliana R. Gingerich
Jeffrey J. Levitsky
Kim A. McDonald
Susan D. Presutti, Assistant Secretary
Sophie S. Stevens
Barbara J. Wallace

Assistant Treasurers
Margot M. Byrne
Christine A. Gates
Barbara J. Hanifin
Aline C. Hoadley
Karen G. Jepeal
Lisa A. Morgan
Craig S. Porter
Salverio P. Titus

Employees

Dianna S. Anderson
Theresa D. Bendell
Torrance H. L. Berry
Yvonne L. Bourgoin
Erin A. Bowe
Elizabeth A. Brady
Alexandra S. Bullard
Katherine P. Cain
Carol D. Clifford
Nicole A. Dietz
Heather E. Dill
Cheryl B. Dilisio
S. Thomas Edge
Marilyn E. Ehrhardt
Lori L. Ethier
Deborah A. Fochesato
Pamela S. Ford
Beate E. Forst
Dawna M. Fuller
Shirley T. Gentry
Barbara A. Holcomb
Jo-Ann Horton
Regina M. Keith
Tina M. Kuracz
Elizabeth C. Lenhart
Francine T. Love
Abbey L. McGunnigle
Catherine L. Miller
Shawna L. Morin
Irene P. Najman
Alan G. Pollack
Patricia A. Pschirer
Margaret E. Rose
Gerald Smith, Jr.
Irene M. Smith
Karen E. Storms
Maria Theodoratos
Annette M. Troutman
Susan J. Truss
Liliana C. Viveiros
Michelle G. Wiggins

SBT Bancorp, Inc.
760 Hopmeadow Street
P.O. Box 248
Simsbury, Connecticut 06070-0248
(860) 658-BANK
Fax: (860) 651-5942
www.simsburybank.com

Notice of Shareholders' Meeting

The Annual Meeting of Shareholders of SBT Bancorp, Inc., the holding company for The Simsbury Bank & Trust Company, Inc., will be held at 5:00 p.m. on Tuesday, May 8, 2007 at 981 Hopmeadow Street, Simsbury, Connecticut.

Independent Auditors

Shatswell, MacLeod & Company, P.C.
83 Pine Street
West Peabody, MA 01960-3635

Legal Counsel

Day Pitney LLP
Counselors at Law
CityPlace I
Hartford, CT 06103-3499

Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10005
Shareholder Relations: (800) 937-5449

Shareholder Contact

Susan D. Presutti
SBT Bancorp, Inc.
760 Hopmeadow Street
Simsbury, CT 06070
(860) 408-5493

Trading Symbol: SBTB

COPIES OF THE COMPANY'S ANNUAL REPORT ON FORM 10-KSB WILL BE FORWARDED WITHOUT CHARGE UPON WRITTEN REQUEST TO:

Jane F. von Holzhausen, Secretary
SBT Bancorp, Inc.
760 Hopmeadow Street
P.O. Box 248
Simsbury, CT 06070-0248


SBT *Bancorp*

SBT Bancorp, Inc.
760 Hopmeadow Street • P.O. Box 248
Simsbury, Connecticut 06070

www.simsburybank.com

END